Telix

FY2024 Full Year Results Presentation











20 February 2025

ASX: TLX | NASDAQ: TLX

Images used with permission.

Disclaimer

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.

The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation.

This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Telix’s lead imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA), by the Australian Therapeutic Goods Administration (TGA), by Health Canada, by the Danish Medicines Agency, and by the UK Medicines and Healthcare Products Regulatory Agency (MHRA). Illuccix® is currently in national approval review in the European Economic Area following a positive decentralized procedure (DCP) opinion by The German Federal Institute for Drugs and Medical Devices (BfArM). Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction.

All figures are in AU$ unless stated otherwise. Telix’s results are reported under International Financial Reporting Standards (IFRS). This presentation includes various non-IFRS financial information to reflect its underlying performance. These non-IFRS measures include Adjusted EBITDA. Non-IFRS measures have not been subject to audit or review. For further information on the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, please refer to the Alternative performance measures section of Telix’s 2024 Annual Report.

This presentation has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Telix

Introduction and FY2024 highlights

Kyahn Williamson

SVP Investor Relations and Corporate Communications



Telix

Presenters



Kyahn Williamson

SVP Investor Relations and Corporate Communications



Christian Behrenbruch

Managing Director and Group CEO



Darren Smith

Group Chief Financial Officer



Kevin Richardson

CEO, Telix Precision Medicine



Richard Valeix

CEO, Telix Therapeutics

Agenda

1. **FY2024 Highlights**
2. **Strategy and performance**
3. **Financial results**
4. **Precision Medicine business unit**
5. **Therapeutics business unit**
6. **Telix Manufacturing Solutions**
7. **Outlook and guidance**

Telix

Operational highlights

Delivering our strategy, ready for our next phase of growth

Grow precision medicine	• Market share growth and innovation in PSMA imaging • U.S. launch preparation for Gozellix®, Pixclara® and Zircaix®[1] • Readiness for EU/UK launch of Illuccix®
Deliver late-stage therapeutics	• ProstACT GLOBAL Phase 3 trial recruiting in U.S. and APAC • Demonstrable progress in brain and kidney cancer programs
Build next-generation pipeline	• Clinical proof-of-concept delivered on first alpha therapy candidate (TLX592), significant follow-on pipeline • Adding depth to urology franchise with acquisition of FAP[2]-targeting theranostic assets and TLX090 for bone metastases
Expand global delivery infrastructure	• Completed acquisitions of ARTMS Inc, IsoTherapeutics and RLS[3] • Brussels South production facility, ready for GMP[4] production in 2025 including cyclotron installation

2024

reflects our transformation to:

A multi-product, global commercial company

Multiple therapeutic assets in pivotal trials

Equipped with a global infrastructure to meet future demand

Telix

1. Launch and brand names subject to regulatory approval. Gozellix (TLX007-CDx, prostate cancer imaging), Pixclara (TLX101-CDx, glioma imaging) Zircaix (TLX250-CDx, kidney cancer imaging).
2. Fibroblast activation protein.
3. RLS acquisition completed 27 January 2025, subsequent to year end. Refer to ASX disclosure.
4. Good manufacturing practice.

Financial highlights

Revenue and earnings growth, while investing in the future

Second-year of profitable growth achieved while:

- Investing in our late-stage pipeline, including preparing to launch three new products in 2025 and advancing Phase 3 ProstACT GLOBAL therapy trial (refer to slide 15)
- Building out supply chain and manufacturing to expand global product delivery infrastructure (refer to slide 18)
- Further transforming the business through multiple strategic acquisitions, convertible bond issuance and Nasdaq listing (refer to slide 14)

Reinvesting earnings in the business to deliver value-creation opportunities in 2025 and beyond

Revenue (AU$M)


800
600
400
200
0
783.2
502.5
2024
2023

+56% Year on year (YoY)

Adjusted EBITDA[1] (AU$M)


100
75
50
25
0
99.3
58.4
2024
2023

+70% YoY

Telix

All figures in this presentation are in AU$ unless specified otherwise.

1. Earnings before interest, tax, depreciation, amortization, U.S. listing costs, acquisition transaction costs and other gains/(losses) (net).

Business strategy

Chris Behrenbruch
Managing Director and Group CEO



Telix

Growth strategy

Our mission is to be the global leader in theranostic radiopharmaceuticals

Deliver
our late-stage therapeutic pipeline

Build
the next generation of radiopharmaceuticals

Grow
our industry-leading precision medicine business

Expand
our global infrastructure for product delivery

Telix

Transformation and growth through M&A

Acquisitions and partnerships aligned to our strategy

Adding sought-after resources, capabilities and value-creating assets

	Delivery infrastructure	Pipeline expansion and platforms	Indication and franchise expansion
Focus areas	Delivery infrastructure	Pipeline expansion and platforms	Indication and franchise expansion
Strategic rationale	Adding core capabilities, supply chain security, and control and capacity to meet future demand	Enhancing the pipeline with next-generation assets and proprietary technology	Expanding commercial opportunities via complementary technologies and skills
	artms (A Telix Company); RLS Radiopharmacies; IsoTherapeutics (A Telix Company)	ImaginAb[1]; FAP[2]; QSAM Biosciences	QDOSE®; Subtle Medical

Telix

1. Acquired therapeutic candidates, technology platform, and research facility from ImaginAb, Inc.
2. In-license of FAP-targeting therapeutic subject to closing.

Financial strategy: Investing for sustainable growth

Reinvesting revenue today to build the business of the future



Revenue growth potential
Earnings growth potential

	2021 – 2024	2025 - 2027	2028 and beyond
Three phases of growth	Transition to commercial stage with first approved product	Diversify and grow revenue through portfolio and geographic expansion	Transition to higher value Tx products as commercial driver
Investment strategy	**Investing capital and early revenue in commercial infrastructure**	**Grow revenue through product/geographic expansion, fund Tx pipeline**	**Focus on driving profit and balance sheet growth**

Telix

Not intended as a forecast or guidance, subject to change due to market conditions and regulatory approvals.

Financial results

Darren Smith
Group Chief Financial Officer



Telix

FY2024: Key financial metrics

Improvement across all key metrics, while investing for future growth

Revenue growth 56% YOY

$783.2M

($502.5M 2023)

Gross margin improved

65%

(63% 2023)

Cash balance as at 31 December 2024

$710.3M

vs $123.2M 31 Dec 2023

Includes $635M net proceeds from convertible bond issue

Adjusted EBITDA[1] improved 70%

$99.3M

($58.4M 2023)

Operating cash inflow improved 80%

$43.0M

($23.9M 2023)

Profit after tax improved 860%

$49.9M

($5.2M 2023)

Telix

1. Earnings before interest, tax, depreciation and amortization; excluding one-off expenses related to the Company's U.S. capital markets activity ($9.1 million) and strategic acquisitions ($8.2 million).

Revenue growth funds expansion

YoY increase in operating profit

- Costs stable as a percentage of revenue
- Gross margin improvement reflects stable Illuccix® pricing across key segments
- Selling and marketing includes commercial infrastructure for new products in the U.S. and Illuccix® in EMEA
- Manufacturing and distribution increase of $15.8M reflects expansion of global product delivery infrastructure (see TMS, slide 18)
- General and administration includes transaction costs related to Nasdaq dual-listing and multiple strategic acquisitions

	2024 AU$M	% of sales	2023 AU$M	% of sales
Revenue	783.2		502.5	
Cost of sales	(273.6)		(188.2)	
Gross profit	**509.6**	***65%***	**314.3**	***63%***
Research and development	(194.6)	*25%*	(128.5)	*26%*
Selling and marketing	(85.5)	*11%*	(50.1)	*10%*
Manufacturing and distribution	(25.7)	*3%*	(9.9)	*2%*
General and administration	(129.8)	*17%*	(74.2)	*15%*
Other gains/(losses) (net)	8.1	*(1%)*	(35.9)	*7%*
Operating profit	**82.1**	***10%***	**15.7**	***3%***
Profit after tax	**49.9**		**5.2**	
Adjusted EBITDA	**99.3**		**58.4**	

Telix

Adjusted EBITDA demonstrates strong underlying growth

YOY improvement in a period of investment and one-off costs

- One-off costs related to U.S IPO, successfully leveraged to minimize subsequent ADRII listing and convertible bonds costs
- Transaction expenses related to multiple acquisitions
- Other (gains) / losses include FX gains on cash and remeasurement of earn-out provisions



82.1
8.2
0.9
8.2
8.0
(8.1)
99.3
Operating profit
Level III ADR listing costs
Level II ADR listing costs
Acquisition related costs
Depreciation & amortization
Other (gains)/ losses (net)
Adjusted EBITDA[1]
Increase
Decrease
Total



Adjusted EBITDA
+70%
YoY

Telix

1. Adjusted EBITDA is a non-IFRS financial information to reflect the Group's underlying performance. For further information on the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, please refer to the Alternative performance measures section of Telix's 2024 Annual Report.

R&D overview

$195M investment weighted towards delivering late-stage assets to commercialization

- Total R&D investment increased ~50% compared to 2023
- Px investment includes regulatory filings, manufacturing and inventory scale-up in preparation to launch Gozellix, Pixclara and Zircaix[1] in 2025
- Investment in Tx increased as a proportion of overall R&D investment (43%) primarily due to scale up of ProstACT GLOBAL Phase 3 trial

Precision Medicine (Px)


4%
8%
$112M
+40%
from 2023
46%
Lifecycle management
New product development
Pre-clinical R&D

Therapeutics (Tx)


7%
6%
$83M
+73%
from 2023
30%
Late-stage clinical
Early-stage clinical
Pre-clinical R&D

1. Launch and brand names subject to regulatory approval

Business segment: Precision Medicine

Improving operating leverage

- Revenue increased by 55%, reflecting a stable Illuccix® selling price, continued growth in sales and market share gains
- Selling and marketing expenses reflect continued investment in salesforce operations, effectively deployed to drive market share growth. Includes product launch and geographic expansion preparation costs
- Adjusted EBITDA increased by 79%, reflecting improved profitability whilst funding R&D investment in late-stage assets and lifecycle management

	2024 AU$M	*% of revenue*	2023 AU$M	*% of revenue*
Revenue	771.1		496.7	
Cost of sales	(270.8)		(188.2)	
Gross profit	**500.3**	**65%**	**308.5**	**62%**
Research and development	(111.3)	14%	(80.3)	16%
Selling and marketing	(84.6)	11%	(50.0)	10%
Manufacturing and distribution	(7.8)	1%	(7.6)	1%
General and administration	(42.8)	6%	(31.0)	6%
Other losses (net)	(8.9)	1%	(35.1)	7%
Operating profit	**244.9**	**32%**	**104.5**	**22%**
Adjusted EBITDA	**259.3**	**34%**	**145.2**	**29%**

Telix

Business segment: Therapeutics

Increased investment reflects momentum in the pipeline

- Therapeutics R&D investment increased 74% from 2023, reflecting focus on delivering the therapeutic pipeline
- The majority (69%) of R&D investment is focused on late-stage assets:
  - progressing Phase 3 ProstACT GLOBAL trial; expenditure included clinical manufacturing, patient recruitment and internal R&D activities
  - investing in advancing Phase 2 brain and kidney cancer programs
- Investing in early stage and pre-clinical R&D: Increase on 2023, demonstrating focus on organically expanding pipeline

	2024 AU$M	2023 AU$M
Late-stage clinical	57.3	34.4
Early-stage clinical	10.9	4.5
Pre-clinical R&D	14.4	8.6
Total Therapeutics R&D	**82.6**	**47.5**

Telix

Business segment: Telix Manufacturing Solutions

Expanding global production infrastructure and capabilities

- Incremental increase in TMS operating expenditure reflects:
  - Addition of ARTMS, Inc. and IsoTherapeutics Group's operations
  - Operational scale-up at TMS' Brussels South facility, with GMP inspections completed and infrastructure expansion (two new cyclotrons installed)
- RLS acquisition completed in January 2025, significantly expands U.S. footprint and commercial operations
- RLS revenue and operating expenditure will be reflected in 2025 financial results

	2024 AU$M	2023 AU$M
Revenue	2.8	0.4
Cost of sales	(2.7)	-
Gross profit	**0.1**	**0.4**
Research and development	(0.7)	(0.6)
Selling and marketing	(0.8)	-
Manufacturing and distribution	(17.9)	(2.2)
General and administration	(5.8)	(3.5)
Other losses (net)	0.1	-
Operating loss	**(25.0)**	**(5.9)**

Telix

Improved operating cash flow

Supported by revenue growth and debtor management

- Operating cash flow of $43.0M, increased by 80% from 2023
- Operating and development costs include $35.9M earnout payment to former ANMI shareholders, which concludes in 2025
- Strategic acquisitions includes $30.1M paid for ARTMS Inc and IsoTherapeutics Group
- Capital investments represent strategic pipeline expansion, collaboration, license and supply chain partnerships



AU$M
123.2
718.1
(675.1)
43.0
(34.7)
(50.5)
(50.0)
679.3
710.3
Opening cash
Customer receipts
Operating and development costs
Operating cash, total
Strategic acquisitions
Capital investments
Restricted cash
Financing cashflows
Closing cash
Increase
Decrease
Total

Telix

Precision medicine

Kevin Richardson
CEO, Precision Medicine



Telix

Precision medicine portfolio

Expanding commercial portfolio

Indication	Targeting agent	Isotope	Program	Stage reached
Prostate PSMA	Small molecule	^{68}Ga	Illuccix® (^{68}Ga-PSMA-11)	Commercial
	Small molecule	^{68}Ga	TLX007-CDx, Gozellix®[1] (^{68}Ga-PSMA-11)	Phase 3
Kidney + other CAIX	Antibody	^{89}Zr	TLX250-CDx, Zircaix®[1] (^{89}Zr-girentuximab)	Phase 3
Brain LAT	Small molecule	^{18}F	TLX101-CDx, Pixclara®[1] (^{18}F-floretyrosine)	Phase 3
Musculo-skeletal	Antibody	^{99m}Tc	TLX66-CDx (^{99m}Tc-besilesomab, Scintimun®), CD66 imaging agent for osteomyelitis (bone infection)	Commercial

Stages shown: Pre-clinical, Phase 1, Phase 2, Phase 3, Commercial

Telix

1. Brand name subject to final regulatory approval.

Precision medicine commercial performance (U.S. market)

Illuccix® gains share in the PSMA market as revenue increases

Total revenue

US$M[1]



Q4 2025
+55%
YoY
97
115
125
135
142
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

- Revenue increased for 10th consecutive quarter since launch
- Clinical accuracy, reliability of delivery, and end-to-end customer service driving customer attraction and retention
- Consistent execution of commercial strategy driving market expansion and market share capture
- CMS reform creates tailwind ~ Illuccix® retains pass-through until 30 June 2025[2]
- Longitudinal multi-product strategy for prostate imaging; aims to position Telix as the leader in prostate cancer

Telix

1. Actual results above converted to US$ are provided on an unaudited basis and are for comparative purposes only. Refer to ASX and SEC announcement in respect of Telix's Q4 2024 revenue and business update dated 13 January 2025 for further details, including reported AUD figures.
2. Telix ASX disclosure 30 May 2022.

Precision medicine growth strategy

Global expansion of Telix's industry-leading precision medicine business

	Product launches[1]	Pipeline	Patient reach	Global expansion
Grow the commercial product portfolio	Preparing for U.S. launches[2] Gozellix™ kit for the preparation of gallium Ga 68 gozetotide injection Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi) Pixclara (floretyrosine F 18)	Active product lifecycle management + novel products, aligned to our Tx focus	Label expansion studies for prostate, kidney and brain[1]	Illuccix® European / UK country launches Expansion into China and Japan
Leverage commercial success across: • products • indications • geographies	Protect and grow share with strategic account management and two product PSMA strategy	Deepen relationships with leading cancer institutions across the world through clinical and commercial collaborations	Expand patient access with Gozellix Leverage AI[3] to help increase patient throughput	Use established commercial playbook and Telix brand to expand into new geographies

Telix

1. Product launches and brand names subject to regulatory approval.
2. Brand names subject to final regulatory approval.
3. Artificial intelligence.

2025 focus: Global commercial expansion

Launch preparation for new markets and new products

	Illuccix (kit for the preparation of gallium Ga 68 gozetotide Injection) / Gozellix™ kit for the preparation of gallium Ga 68 gozetotide injection	Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi)	Pixclara (floretyrosine F 18) 
U.S.	• Gozellix[1]: follow-on PSMA product, PDUFA[3] goal date 24 March 2025	• Zircaix[1] BLA[2] filed with FDA December 2024 • Expanded access program at >30 sites globally	• Pixclara[1] NDA[5] accepted with priority review, PDUFA goal date 26 April 2025 • Expanded access program U.S.
International	• Illuccix®: UK and European country rollout from H1 2025 • Complete China Phase 3 bridging study and commence Japan	• Included in EAU[4] guidelines as an emerging technology • Zircaix[1] China bridging study commenced	• **Pixclara[1]:** Targeted global regulatory filings, opportunities in select markets where access is currently restricted • **Scintimun®:** Relaunch in current indication

Telix

1. Brand name subject to final regulatory approval.
2. Biologics license application.
3. Prescription Drug User Fee Act.
4. European Association of Urology Guidelines on Renal Cell Carcinoma (April 2024).
5. New drug application.

Therapeutics

Richard Valeix
CEO, Therapeutics



Telix

Therapeutics: Core to our strategy

Pipeline of differentiated assets in high-value indications

Progress late-stage therapeutic pipeline

- Complete ProstACT GLOBAL pivotal trial of TLX591, first rADC[1] in 1L/2L mCRPC[2]
- Submit INDs to progress potential first-in-class radiotherapeutics to pivotal phase in other core areas
  - TLX250 in ccRCC[3], fast-to-market opportunity in late line setting with limited treatment options
  - TLX101 in recurrent glioblastoma, area of very high unmet medical need

Advance next-generation radiopharma platform

- Expand in prostate cancer with ^{225}Ac-TLX592, TLX090 for bone pain in end-of-life setting
- Expand in neuro-oncology with ^{211}At-TLX102
- Explore multi-indication asset strategies leveraging validated pan-tumor targets
  - TLX400 targeting FAP, expressed in fibrotic tumors and tumor micro-environment
  - TLX252 targeting CAIX[4], expressed in a range of solid hypoxic tumours

Telix

1. Radio-antibody drug conjugate.
2. Metastatic castrate resistant prostate cancer.
3. Clear cell renal cell carcinoma – most common form of kidney cancer.
4. Carbonic anhydrase IX.

Late-stage pipeline

Targeting three assets in pivotal trials in 2025

	Targeting agent	Isotope	Phase 1 / Phase 2 / Phase 3
Prostate PSMA	Antibody	^{177}Lu	TLX591 (^{177}Lu rosopatamab tetraxetan) — Phase 3
Kidney + other CAIX	Antibody	^{177}Lu	TLX250 (^{177}Lu-girentuximab) — Phase 2
Brain LAT	Small molecule	^{131}I	TLX101 (^{131}I-IPA) — Phase 2
Hematology CD66[1]	Antibody	^{90}Y	TLX66 (^{90}Y-besilesomab), CD66 targeting candidate for bone-marrow conditioning — Phase 2

Telix

1. Cluster of differentiation 66.

Early-stage pipeline

"Next generation" products

	Targeting agent	Isotope	R&D	Pre-clinical	Clinical (Ph 0/1)
Prostate PSMA	Antibody	^{225}Ac (alpha)	TLX592 (^{225}Ac-RADmAb®)		
Kidney + other CAIX	Antibody	^{225}Ac (alpha)	TLX252 (^{225}Ac-girentuximab)		
Bladder FAP	Small molecule	Undisclosed	TLX400 (New in-license)		
Brain LAT	Small molecule	^{211}At (alpha)	TLX102 (^{211}At-APA)		
Musculo-skeletal	Antibody	Undisclosed	TLX300 (-olaratumab), PDGFRα[1] targeting candidate for soft tissue sarcoma		
	Small molecule	^{153}Sm	TLX090 (^{153}Sm-DOTMP), bone-seeking agent for bone metastases and pain palliation		

Telix

1. Platelet derived growth factor receptor alpha.

TLX591: A highly differentiated approach to PSMA therapy

Established safety profile and potential to improve efficacy

- ProstACT GLOBAL Phase 3 study recruiting in U.S. and Asia Pacific (APAC)
- ProstACT SELECT study demonstrated safety and tolerability of TLX591, and median rPFS[1] of 8.8 months[2]
- Patient-friendly dosing regimen (2 doses, 2 weeks apart) low rate of off-target side effects and manageable hematologic toxicity

2025 focus - ProstACT GLOBAL Phase 3 study:

- On track to deliver interim readout in H1 2025 (30 patients, safety and dosimetry)
- Site expansion across U.S., APAC and Europe to accelerate recruitment in Part 2 (up to 490 patients)

ProstACT



Baseline PET/CT
2 months
4 months
9 months

ProstACT SELECT: ^{68}Ga-PSMA-11 PET/CT with Illuccix® demonstrates multiple sites of metastatic disease (red arrows) which remained stable until the 9 month scan[3].

Patient representative scans - individual results may vary.

Telix

1. Radiographic progression free survival.
2. Telix ASX disclosure 31 May 2024.
3. ProstACT SELECT data on file.

TLX250: Validated in ccRCC, pan-cancer potential

Positioned to be first CAIX-targeting rADC to market

- **Promising target expressed in >90% of ccRCC** (most common kidney cancer) and range of solid tumors[1]
- **Demonstrated durable disease control in** a **Phase 1 and a Phase 2 study** with a tolerable safety profile[2,3]

2025 focus and catalysts:

- Targeting IND[4] submission for pivotal trial in H1 2025
- Expansion of STARLITE-2 and STARLITE-1 studies, exploring late and front-line combination therapy
- Exploring pan cancer therapeutic utility in STARSTRUCK (TLX250 in combination with peposertib (DNA-PK)

TOP: ^{89}Zr-girentuximab PET/CT at baseline showing uptake in a sacral metastatic lesion in a patient with ccRCC.



BOTTOM: ^{89}Zr-girentuximab PET/CT after three cycles of therapy.

Telix

1. Pastorekova S and Gillies RJ. *Cancer Metastasis Rev.* 2019.
2. Stillbroer et al. *European Urology*. 2013.
3. Muselaers et al. *European Urology*. 2015.
4. Investigational new drug (application).

Images from Telix's STARSTRUCK study, data on file.
Patient representative scans - individual results may vary.

TLX101: Impacting glioblastoma

Upcoming data readouts and commencement of pivotal trial

- **Patient need:** Glioblastoma currently has poor outcomes with a median overall survival of 12-15 months[1], 5-year survival of 4.7%
- TLX101 granted orphan drug designation in the U.S. and EU for the treatment of glioma
- **Clinical outcomes**: IPAX-1 demonstrated promising efficacy: median overall survival of 23 months from initial diagnosis[2]

2025 focus and catalysts:

- IPAX-Linz initial data expected in H1 2025
- IND submission for pivotal trial in recurrent setting, planned for H2 2025
- Continuing development in newly diagnosed patients, IPAX-2 interim data targeted for H2 2025

TLX101 therapy: Patient with glioblastoma, TLX101-CDx PET imaging demonstrating response at 4 months[3]


Before
Tx
After

Baseline T=0	Treatment with TLX101	Follow up
TLX101-CDx (Pixclara[4], [^{18}F] FET) PET[5]	**T=9 weeks** **T= 13 weeks** Overlay post therapy SPECT[6]	**T=19 weeks** TLX101-CDx PET

Patient representative scans - individual results may vary.

Telix

1. Ostrom et al. Neuro Oncol. 2018.
2. Pichler et al. Neuro-oncology Advances. 2024.
3. TLX101 Compassionate Use program. Case study presented at EANM October 2024. Credit N. Tolboom, UMC Utrecht.
4. Brand name subject to final regulatory approval.
5. Positron emission tomography.
6. Single-photon emission computerized tomography.

Next generation assets entering the clinic

Adding strategic value through our pipeline and platform

Alpha therapy candidates

- **TLX592** demonstrated clinical proof-of-concept in CUPID trial[1], Phase 1/2 therapeutic study to commence in H2 2025
- **TLX102** (brain) and **TLX252** (pan-cancer) first-in-human trials expected to commence in 2025[2]
- **TLX300** ZOLAR study underway, to establish clinical proof-of-concept in soft tissue sarcoma

Building depth in urology

- **TLX090** for bone metastases and pain palliation, Phase 2 bridging study in planning, following positive FDA feedback[3]
- **TLX400** in-licensed clinically validated FAP targeting assets – being developed initially in bladder cancer, and exploring pan-cancer utility[4]

Future focused pipeline and platform

- Pipeline of next generation therapeutics and biologics platform acquired from ImaginAb[5]
- Well-suited to alpha therapy candidates
- Enhances R&D capabilities and provides a platform to create a new portfolio of next generation theranostics

Telix

1. Telix ASX disclosure 21 May 2024.
2. Subject to regulatory approval.
3. Telix ASX disclosure 13 January 2025 (JP Morgan Healthcare Conference presentation).
4. Subject to completion, Telix ASX disclosure 19 November 2024.
5. Completed acquisition 31 January 2025, refer to Telix ASX disclosure.

Telix Manufacturing Solutions

Chris Behrenbruch
Managing Director and Group CEO



Telix

Global manufacturing capability is key to delivery

Capabilities and capacity to meet future demand in a growing industry

Our strategy is based on:



Harnessing resources and expertise

Scaling to meet rapid growth and demand

Building partnerships to drive success

Telix
Manufacturing Solutions
Brussels South

artms
A Telix Company

IsoTherapeutics
A Telix Company

Optimal Tracers



RLS
RADIOPHARMACIES
Last mile delivery, patient confidence
Isotope production
Conjugation
Radiochemistry
Clinical & commercial dose production

Telix

Extensive last-mile delivery network for U.S. coverage

245 points of distribution ensure patient access and reliability[1]

Strategic partner networks

CardinalHealth PharmaLogic Take The Lead UPPI JUBILANT RADIOPHARMA



Telix-owned network

RLS RADIOISOTOPE LIFE SCIENCES artms



Telix

1. Number of radiopharmacies in network as of 31 December 2024.

Expanding global infrastructure

Focus on integration and investment to drive synergies

Investing in production capacity and capabilities

- Building a next-generation network to benefit Telix and partners
- Localized production for major markets
- Deployment of ARTMS technology in-house and to partners

Driving synergies

- Cost and time recovery by in-sourcing R&D, increase speed to market
- Manufacturing and product efficiencies via ARTMS
- Improve margins through vertical integration



artms
IsoTherapeutics
RLS
RADIOISOTOPE LIFE SCIENCES
Optimal Tracers
R2PHARMA
CGE 远大健康
CGE HEALTHCARE
Telix
Partners

Telix

Guidance and outlook


illuccix
For Sterile Use Only

Telix

FY2025 Guidance

Guiding to revenue of up to $1.23B

Revenue: AU$1.18B to AU$1.23B (US$770M to US$800M) includes:

- Revenue from sales of Illuccix® in jurisdictions with a marketing authorization[1]
- 11 months of RLS revenue (and excluding RLS revenue generated from Illuccix®)

Excludes:

- Revenue from products that have not yet received a marketing authorization (Gozellix, Pixclara and Zircaix[2])

R&D investment

- Increase range of 20-25% on prior year (2024)



Revenue (AU$'M)
160
203
783
1,230
1,185
2022 Actual
2023 Actual
2024 Actual
2025 Guidance
R&D Investment (AU$'M)
Px
Tx
33
48
48
80
83
112
~244
2022 Actual
2023 Actual
2024 Actual
2025 Guidance

Telix

1. Does not include European countries for which national phase approval has not yet been granted.
2. Brand names subject to regulatory approval

Multiple drivers of value creation

Foundations in place for rapid and sustainable growth

2025

A transformative year for Telix

Commercial growth

- Proven track record of delivery
- Preparing to launch multiple products in 2025[1]
- Ex-U.S. business expansion

Pipeline development

- Multiple near-term catalysts
- Key therapeutic assets progressing to pivotal trials
- Advancement of next-generation assets

Ensuring patient access

- Industry-leading supply chain, production technology and distribution capabilities
- Valued regional strategic partnerships

1. Subject to regulatory approval.

Delivering the plan

Catalysts

Deliver our late-stage therapeutic pipeline

Build the next generation of radiopharmaceuticals

Grow our industry-leading precision medicine business

Expand our global infrastructure for product delivery

H1 2025

- ProstACT GLOBAL (TLX591) Ph 3 interim readout
- TLX592 alpha therapeutic trial commencement[1]
- IPAX-2 and IPAX-Linz (TLX101) therapy studies readouts
- Gozellix[2] & Pixclara[2] FDA approval decisions (U.S.)
- TLX250 program update and interim data
- ✓ RLS acquisition completion
- ZOLAR (TLX300) patient dosing
- TMS Brussels South GMP accreditation
- ✓ Illuccix EEA[3] and UK approval decisions
- Illuccix® Brazil decision
- Illuccix China Ph 3 bridging study complete
- PSMA biopsy expansion study commencement[1]
- ✓ Novel biologics platform and Tx assets transactions completion

H2 2025

- Zircaix[2] anticipated FDA approval decision (U.S.)
- SubtlePET + Zircaix[2] (combo) AI filing and approval decision (U.S.)
- Gozellix[2] filing (Aus)
- Illuccix® Japan Ph3 trial enrollment[1]
- TLX101, TLX250 pivotal trials commencement[1]
- TLX252 alpha trial commencement[1]
- ZOLAR trial interim readout

Telix

1. Subject to regulatory approval.
2. Brand name subject to final regulatory approval.
3. European Economic Area.

Contact:

Kyahn Williamson
SVP Investor Relations and Corporate Communications

kyahn.williamson@telixpharma.com


Illustration showing TLX250 binding to carbonic anhydrase IX and internalization

Telix